

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 15, 2010

Mr. John D. Hart
Chief Financial Officer
Continental Resources, Inc.
302 N. Independence, Suite 1500
Enid, OK 73701

> **Re: Continental Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-32886**

Dear Mr. Hart:

We have reviewed your filing and, in addition to the comments we issued by letter dated March 31, 2010, we have the following additional comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.1 – Report of Ryder Scott Company, L.P.

Terms of Usage

1.   The first sentence states that the report "was prepared for the exclusive use and sole benefit of Continental Resources, Inc., Company and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director